COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Six months ended June 30,
(in thousands, except for ratio)	2017	2016
Computation of earnings
Pretax income (a)	$(29,142)	$4,834
Add:
Interest expense on indebtedness	12,088	13,605
Amortization of debt issue costs	1,080	548
Interest portion of rent expense (b)	3,882	4,844
Distributed income of equity investees	611	2,679
Earnings	$(11,481)	$26,510

Computation of fixed charges
Interest expense on indebtedness	$12,088	$13,605
Amortization of debt issue costs	1,080	548
Interest portion of rent expense (b)	3,882	4,844
Fixed charges	$17,050	$18,997

Ratio of earnings to fixed charges	(0.67)	1.40

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.